GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282

April 1, 2003



Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

1. News release dated February 21, 2003;
2. News release dated February 25, 2003;
3. News release dated March 14, 2003;
4. News release dated March 18, 2003;
5. News release dated March 27, 2003;
6. News release dated April 1, 2003.

GOLDEN ARCH RESOURCES LTD.

Susan Shairp

Susan Shairp
Filings

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

February 21, 2003 - Vancouver, BC. Golden Arch Resources Ltd. (the 'Company') is pleased to announce it has granted, subject to regulatory approval, incentive stock options to a director and employees for 350,000 common shares at a price of $0.10 per share, exercisable for two years.

On behalf of the Board,

"Les Kjosness"
Director

GOLDEN ARCH RESOURCES LTD.

#928 - 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE
Trench Sampling at Amado Prospect
Mildred Peak, Arizona

March 14, 2003

The Placeritos Gold Area, the most southerly gold zone identified to date on the Company's Mildred Peak Property, is a sulphide-mineralized and silicified zone over four thousand feet long, which has a number of significant silicified mineralized showings in outcrop. The most northerly showing along this gold trend, **the Amado Gold Prospect,** has an exposure of intensely silicified and quartz veined rock, over one hundred meters long and at least 10 meters wide.

Golden Arch Resources Ltd. recently excavated and sampled a thirty meter trench across the exposed silicified zone on the Amado gold Prospect with results as follows:

30 meters at 1.531 grammes gold per tonne (0.045 oz Au per ton)
including 14 meters at 3.074 grammes gold per tonne (0.090 oz Au per ton)

Previous sampling in this area included rock chip samples grading up to 0.64 opt Au (21.9 grams per tonne), and a chip channel sample across the zone of 0.093 opt Au (3.2 grams per tonne) over 10 meters. The Amado silicified zone is a prominent topographical feature along a northwest trending ridge. The zone is obscured on both ends by overburden. The Company's geologist will continue a systematic surface sampling program to determine the extent and grade of the gold mineralization.

The recent sampling program on the project described above took place under the direction and supervision of Mr. R. Somerville P.Eng., a Qualified Person under the meaning of National Policy Instrument 43-101.

On behalf of the Board of Directors

"Les Kjosness"
President

For further information, please contact:
Les Kjosness (Chessness) or Jim Simpson at 604-681-8222

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

Golden Arch Resources Extends Acreage at Mildred Peak Gold Property

March 18, 2003

Golden Arch Resources Ltd. announces that it has been granted additional Mineral Exploration Permits from the Arizona State Land Department. The Mildred Peak Exploration Property now comprises approximately 2800 acres that Golden Arch holds under its lease agreement with Altar Resources Partnership. In addition to the Exploration Permits, another 22 Federal claims have also been staked and recorded with the Federal Bureau of Land Management. A total of 520 acres are now covered by Federal claims.

Golden Arch Resources' Mildred Peak gold property consists of four high-priority, precious metal, road-accessible exploration projects in an area with good infrastructure. The Jupiter Gold, Placeritos Gold, and historic Gold Bullion Mines are exploration prospects that have all returned ore-grade gold/silver assays, while the Malachite Silver project, grading approximately 15 oz per ton silver and 1% copper, appears to be a significant skarn prospect.

The Company is continuing to negotiate the terms of a joint venture agreement with Redhawk Resources Ltd (RDK) to explore and develop the northern projects (the Gold Bullion, the Jupiter and the Malachite – Silver projects). Meanwhile, in the southern half of the property, Golden Arch continues to explore the Placeritos Gold, a 1.8 kilometer trend of gold showings and high value gold rock-chip geochemistry grading as high as 0.64 oz Au per ton. (22 grams per metric tonne)

On behalf of the Board of Directors

"Les Kjosness"
President

For further information, please contact:
Les Kjosness (Chessness) at (604) 681-8222 (Phone) or (604) 681- 8282 (Fax)

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

Proposed Joint Venture On Paceritos Gold Project At Mildred Peak With United Bolero

March 27, 2003

Golden Arch is pleased to announce that for consideration of $15,000.00 it has granted United Bolero the first right of refusal for 60 days to enter into an agreement to earn a 51% interest in the Placeritos Gold Project at Mildred Peak.

United Bolero would commit to cash payments of $110,000.00 to Golden Arch over three years. United Bolero would spend $1,750,000.00 over three years and deliver Golden Arch 600,000 shares of United Bolero over 3 years.

The Placeritos Gold Area, the most southerly gold zone identified to date on the Company's Mildred Peak Property, is a sulphide-mineralized and silicified zone over four thousand feet long, which has a number of significant silicified mineralized showings in outcrop. The most northerly showing along this gold trend, **the Amado Gold Prospect,** has an exposure of intensely silicified and quartz veined rock, over one hundred meters long and at least 10 meters wide.

Golden Arch Resources Ltd. recently excavated and sampled a thirty meter trench across the exposed silicified zone on the Amado gold Prospect with results as follows:

30 meters at 1.531 grammes gold per tonne (0.045 oz Au per ton)
including 14 meters at 3.074 grammes gold per tonne (0.090 oz Au per ton)

Previous sampling in this area included rock chip samples grading up to 0.64 opt Au (21.9 grams per tonne), and a chip channel sample across the zone of 0.093 opt Au (3.2 grams per tonne) over 10 meters. The Amado silicified zone is a prominent topographical feature along a northwest trending ridge. The zone is obscured on both ends by overburden. The Company's geologist will continue a systematic surface sampling program to determine the extent and grade of the gold mineralization

The agreement is subject to the board and regulatory approval. The recent sampling program on the project described above took place under the direction and supervision of Mr. R. Somerville P.Eng., a Qualified Person under the meaning of National Policy Instrument 43-101.

On behalf of the Board of Directors

"Les Kjosness"
President

For further information, please contact:
Les Kjosness (Chessness) or Jim Simpson at 604-681-8222

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

April 1, 2003 - Golden Arch Resources Ltd. advises that it has been unable to reach a definitive agreement with Redhawk Resources Ltd. with respect to the Gold Bullion and Malachite Silver projects in Pima County, Arizona announced following the signing of the letter agreement dated February 11, 2003, which was to have been the basis of the definitive agreement.

On behalf of the Board of Directors

"Les Kjosness"
President

For further information, please contact:
Les Kjosness (Chessness) or Jim Simpson at 604-681-8222